# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Coliseum Acquisition Corp., CIK 0001847440
CUSIP: G2263T123
Title of class of securities: Class A ordinary shares, $0.001 par value per share
Address of issuer's principal executive offices: 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada (NV), 89144
Date of event which requires filing of this statement: 12/20/2024
Amends the filing with accession number 0001104659-23-077914
Filed by CIK 0001432602
Persons authorized to receive notices and communications: Harry L. You, 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada (NV), 89144, 702-781-4313

## Reporting persons
- Harry L. You (CIK 0001432602): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 1,075,000; shared voting power 0; sole dispositive power 1,075,000; shared dispositive power 0; aggregate amount beneficially owned 1,075,000 (19.4% of the class)
  Comment: Note to row 7, 9 and 11:
  Reflects 1,074,999 Class A ordinary shares, par value $0.001 per share ('Class A Shares') of Coliseum Acquisition Corp. ('Issuer') and 1 Class B ordinary share, par value $0.001 per share ('Class B Share') of the Issuer. The Class B Share is convertible into Class A Shares as described under the heading 'Description of Securities' in the Issuer's Registration Statement on Form S-1 (File No. 333-254513), as amended, and has no expiration date. Excludes 2,257,500 Class A Shares issuable upon the exercise of 2,257,500 warrants of the Issuer, which are beneficially owned by the Reporting Person, because such warrants may be exchanged for shares of Rain Enhancement Technologies Holdco, Inc. ('Holdco'), subject to the completion of the Issuer's initial business combination with Holdco and the other terms of the Warrant Exchange Agreement described in Item 6 to this Report.
  
  Note to row 13:
  Based on 5,537,112 Class A Shares outstanding as of November 26, 2024, as disclosed in the Issuer's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on December 13, 2024.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, $0.001 par value per share
Name of issuer: Coliseum Acquisition Corp.
Address of issuer's principal executive offices: 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada (NV), 89144
Comment:
This Amendment No. 1 (the "Amendment") supplements the information set forth in the Schedule 13D (the "Schedule 13D") filed with the United States Securities and Exchange Commission (the "SEC") on July 5, 2023 by Harry L. You relating to the Class A ordinary shares, par value $0.001 per share ("Class A Shares"), of Coliseum Acquisition Corp. (the "Issuer"). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. Items 4 and 6 to the Schedule 13D are supplementally amended as follows, and Item 5 to the Schedule 13D is amended and restated as follows.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

On December 14, 2024, Mr. You transferred by gift for no consideration to unaffiliated third parties an aggregate of 1,550,000 Class A Shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated in its entirety as follows:

The information set forth in the facing pages of this Schedule 13D with respect to the beneficial ownership of the Reporting Person is incorporated by reference into this Item 5. The aggregate number of Class A Shares owned by the Reporting Person is 1,075,000 shares, which includes one Class A Share issuable upon the conversion of one Class B Share held by the Reporting Person which may be converted at any time and from time to time at the option of the Reporting Person. Such amount excludes 2,257,500 Class A Shares issuable upon the exercise of 2,257,500 warrants of the Issuer, which are beneficially owned by the Reporting Person, because such warrants may be exchanged for shares of Rain Enhancement Technologies Holdco, Inc. ("Holdco"), subject to the completion of the Issuer's initial business combination with Holdco and the other terms of the Warrant Exchange Agreement described in Item 6 to this Amendment.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting and dispositive power over the Class A Shares reported in this Schedule 13D.
Transactions in the class effected during the past sixty days: Except for the transactions described in Item 4 and 6 of this Schedule 13D, the Reporting Person has not engaged in any transaction during the past 60 days involving the ordinary shares of the Issuer.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Person, no one other than the Reporting Person, or the affiliates of the Reporting Person, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Class A Shares reported herein as beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented as follows:

Private Placement Warrant Exchange

On December 17, 2024, in connection with the proposed business combination among the Issuer, Rain Enhancement Technologies, Inc. ("RET"), Holdco, Rainwater Merger Sub 1, Inc. and Rainwater Merger Sub 2A, Inc. (the "Business Combination"), the Issuer and Holdco entered into an agreement (the "Warrant Exchange Agreement") with the holders of warrants issued by the Issuer in a private placement prior to its initial public offering (the "Private Placement Warrants"), which includes Berto LLC, a limited liability company the sole member of which is Harry You ("Berto").

Pursuant to the Warrant Exchange Agreement, Berto agreed to exchange, at the closing of the Business Combination, all 2,257,500 Private Placement Warrants held by it for shares of Class A common stock of Holdco, par value $0.0001 per share ("Holdco Class A Common Stock"), at an exchange ratio of 0.25 shares of Holdco Class A Common Stock per Private Placement Warrant (the "Warrant Exchange"). Prior to the Warrant Exchange, such warrants Private Placement Warrants pursuant to their terms were exercisable for the Issuer's Class A Shares at an initial exercise price of $11.50 per share beginning 30 days after the closing of the Business Combination. Accordingly, as a result of the Warrant Exchange, Holdco will issue to Berto 564,375 shares of Holdco Class A Common Stock at the closing of the Business Combination and such Private Placement Warrants will be cancelled and no longer outstanding. The shares issued in connection with the Warrant Exchange will be subject to a two-year lockup following the closing of the Business Combination.

Subscription Agreement

On December 23, 2024, in connection with the Business Combination, an affiliate of the Reporting Person entered into a subscription agreement with Holdco pursuant to which such affiliate agreed, subject to the closing of the Business Combination and the other terms of such subscription agreement, to purchase in a private placement $500,000 of shares of Holdco Class A Common Stock at a price per share equal to the redemption price for the Issuer's Class A Shares in the Business Combination.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 3 - Warrant Exchange Agreement, dated December 17, 2024 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 18, 2024).

## Signatures
- Harry L. You: /s/ Harry L. You, Harry L. You (12/26/2024)